Exhibit 99

March 20, 2024

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Intimation

We refer to: (i) the scheme of amalgamation (“Scheme”) for the amalgamation of: (a) HDFC Investments Limited and HDFC Holdings Limited, wholly-owned subsidiaries of Housing Development Finance Corporation Limited (“HDFC Limited”) with and into HDFC Limited; and (b) HDFC Limited with and into HDFC Bank Limited (“HDFC Bank”); (ii) our disclosure dated June 19, 2023, wherein we had inter alia informed that HDFC Limited (since amalgamated with and into HDFC Bank) and HDFC Bank (being the successor entity of HDFC Limited) had executed definitive documents for sale of equity shares of HDFC Credila to (a) Kopvoorn B.V., (b) Moss Investments Limited, (c) Defati Investments Holding B.V., and (d) Infinity Partners ((a),(b),(c) and (d) are hereinafter collectively referred as “Acquirers”) and the transaction is hereinafter referred as the “Transaction”), subject to regulatory approvals and dispensations (including the RBI and the Competition Commission of India); (iii) our disclosure dated August 9, 2023, wherein we had informed that the Competition Commission of India had granted its approval for the Transaction at its meeting held on August 8, 2023; (iv) our disclosure dated February 23, 2024, wherein we had informed that the Reserve Bank of India had granted its approval for the Transaction vide letter communication dated February 23, 2024 to HDFC Credila (“RBI Approval”); and (v) our disclosure dated February 25, 2024, wherein we had informed that the public notice pursuant to the RBI Approval has been issued by HDFC Bank in Financial Express (all editions) and Navshakti.

In this regard, we wish to inform you that HDFC Bank, has, as of March 19, 2024, sold 14,01,72,180 equity shares of HDFC Credila to the Acquirers.1 Accordingly, HDFC Credila has ceased to be a subsidiary of HDFC Bank. Further details have been given below.

Sr. No.	Particulars of disclosure	Disclosure
a)	the amount and percentage of the turnover or revenue or income and net worth contributed by such unit or division or undertaking or subsidiary or associate company of the listed entity during the last financial year;	HDFC Credila: Total revenue of HDFC Credila during FY 2022-2023: Rs 1,352.18 crore Networth of HDFC Credila as on March 31, 2023: Rs. 2,435.09 crore

b)	date on which the agreement for sale has been entered into;	The Investment Agreement was executed on June 19, 2023.

c)	the expected date of completion of sale/disposal;	March 19, 2024

d)	consideration received from such sale/disposal;	Approximately INR 95,52,73,40,670.00

e)	brief details of buyers and whether any of the buyers belong to the promoter/ promoter group/group companies. If yes, details thereof;

Brief details of the buyers (collectively referred to as the “Acquirers” are set out below: (a) Kopvoorn B.V., (b) Moss Investments Limited, (c) Defati Investments Holding B.V., and (d) Infinity Partners.

Kopvoorn B.V., is part of the BPEA EQT Group, Moss Investments Limited, Defati Investments Holding B.V. and Infinity Partners are part of the ChrysCapital group. The Acquirers do not belong to promoter/ promoter group/group companies.

1 The change in the number of equity shares sold by HDFC Bank is due to rights issue by HDFC Credila which was completed on June 29, 2023 and the sale of equity shares by the employees of HDFC Credila directly to the Acquirers.

f)	whether the transaction would fall within related party transactions? If yes, whether the same is done at “arm’s length”;	This transaction does not fall within related party transactions.

g)	whether the sale, lease or disposal of the undertaking is outside Scheme of Arrangement? If yes, details of the same including compliance with regulation 37A of LODR Regulations.	The disposal is in connection with the scheme of amalgamation.

h)	additionally, in case of a slump sale, indicative disclosures provided for amalgamation/merger, shall be disclosed by the listed entity with respect to such slump sale.	Not Applicable

Yours faithfully,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Company Secretary